Exhibit 99.1

1558 West Hastings Street Vancouver |V6G 3J4|Canada T: 604.639.4457 | F: 604.639.4451 www.versussystems.com

Versus Systems to Power Fan Engagement in the NHL Playoffs

Colorado Avalanche, Carolina Hurricanes, Vegas Golden Knights, Tampa Bay Lightning, Pittsburgh Penguins, and Nashville Predators all using Versus and Xcite to drive fan engagement on the way to the Stanley Cup

LOS ANGELES, CA – May 18, 2021 - Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT: BMVB) announced today that it will be working with Xcite Interactive, a company that Versus recently signed a definitive agreement to acquire, to power the fan experience for a number of the teams playing in the NHL playoffs for the Stanley Cup.

Six of the sixteen NHL playoff teams, including the Colorado Avalanche, Carolina Hurricanes, Vegas Golden Knights, Tampa Bay Lightning, Pittsburgh Penguins, and Nashville Predators are using Versus and Xcite’s predictive platforms, engagement tools, and games throughout the playoffs. Versus and Xcite’s second screen engagement platform will augment fans’ participation during the Stanley Cup showdowns that determine which teams will play for the Cup. The interactive experiences will include a range of games from predictive trivia games, traditional arcade games, social interaction, and games that enable fans to play along while watching the game in-venue or at home.

According to NHL.com, the NHL saw record viewership at its season’s opening this year, when 1.73 million viewers watched the Washington Capitals versus the Pittsburgh Penguins.

“The Stanley Cup playoffs is a huge global event with millions of fans worldwide, and Versus is thrilled to support multiple world-class teams and their fans as the teams skate for the cup,” says Matthew Pierce, CEO of Versus Systems.

The playoff games start this week and continue through May culminating with the Stanley Cup finals to determine the winner of the Stanley Cup in July 2021. Fans can view the playoff schedule at https://www.nhl.com/schedule and can take part in the gaming action at https://versussystems.com/players/.

About Versus Systems

Versus Systems Inc. has developed a proprietary interactive prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes. The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps.

Versus recently signed a definitive agreement to acquire Xcite Interactive, a world-leader in audience engagement that works with the NFL, NBA, MLB, and NHL.

For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor contact:

Sean McGowan, Cody Cree

Gateway Investor Relations

949-574-3860

ir@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.